SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 3)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FLORIDA ROCK INDUSTRIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Florida	59-0573002

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

155 East 21st Street, Jacksonville, Florida	32206

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each class is to be Registered
Preferred Stock Purchase Rights	New York Stock Exchange, Inc.
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:

(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered
     Introduction
     On May 5, 1999, the Board of Directors of Florida Rock Industries, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.10 per share, of the Company (the “Common Shares”). The dividend was paid on June 11, 1999 (the “Record Date”) to the shareholders of record on that date. Upon payment of the dividend, the Rights attached to all common stock certificates representing Common Shares then outstanding, and no separate Rights Certificates (as defined below) were distributed. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) by and between the Company and First Union National Bank.
     On February 19, 2007, the Company and American Stock Transfer & Trust Company, as successor Rights Agent, entered into Amendment No. 1 to the Rights Agreement (“Amendment No. 1”) in connection with the Company, Vulcan Materials Company, a New Jersey corporation (“Vulcan”), Virginia Holdco, Inc., a New Jersey corporation and a direct wholly owned subsidiary of Vulcan (“Holdco”), Virginia Merger Sub, Inc., a New Jersey corporation and a direct wholly owned subsidiary of Holdco (“Virginia Merger Sub”), and Fresno Merger Sub, Inc., a Florida corporation and a direct wholly owned subsidiary of Holdco (“Fresno Merger Sub”) entering into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 19, 2007, pursuant to which, among other things, (i) Fresno Merger Sub will merge with and into the Company (the “Florida Rock Merger”), with the Company continuing as the surviving corporation and a subsidiary of Holdco and (ii) Virginia Merger Sub will merge with and into Vulcan (the “Vulcan Merger” and, together with the Florida Rock Merger, the “Mergers”), with Vulcan continuing as the surviving corporation and a subsidiary of Holdco.
     In connection with the Mergers, Vulcan entered into a support agreement (the “Support Agreement”) with certain members and affiliates of the Baker family, pursuant to which such members and affiliates have agreed to vote certain of their shares of the Company in favor of the Florida Rock Merger and to elect to receive stock consideration in the Florida Rock Merger with respect to certain of those shares.
     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference. A copy of Amendment No. 1 is attached as Exhibit 4.2 to this Registration Statement and is incorporated herein by reference.
     Stock Splits and Purchase Price
     The Company’s Board of Directors declared a 3-for-2 stock split, to be effected in the form of a stock dividend, payable as of August 31, 2001 to record holders of Common Shares as of August 15, 2001 (the “2001 Stock Split”). Prior to the 2001 Stock Split, each Right entitled the registered holder to purchase from the Company one-one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.10 per share (the “Preferred Shares”), at a price of $145 per one-one-hundredth of a Preferred Share, subject to adjustment. Upon payment of the 2001 Stock Split, each outstanding Common Share became associated with two-thirds of a Right, and two-thirds of a Right was attached to each Common Share issued in connection with the 2001 Stock Split.
     The Company’s Board of Directors subsequently declared a second 3-for-2 stock split, to be effected in the form of a stock dividend, payable as of January 9, 2004 to record holders of Common Shares as of January 2, 2004 (the “2004 Stock Split”). Upon payment of the 2004 Stock Split, each outstanding Common Share became associated with four-ninths of a Right, and four-ninths of a Right was attached to each Common Share issued in connection with the 2004 Stock Split.
     The Company’s Board of Directors subsequently declared a third 3-for-2 stock split, to be effected in the form of a stock dividend, payable as of July 1, 2005 to record holders of Common Shares as of June 15, 2005 (the “2005 Stock Split”). Upon payment of the 2005 Stock Split, each outstanding Common Share became associated with eight twenty-sevenths of a Right, and eight twenty-sevenths of a Right was attached to each Common Share issued in connection with the 2005 Stock Split.
     Each four-ninth of a Right represents the right to purchase eight twenty-seven hundredths (8/2700ths) of a Preferred Share at a price of $42.96 per eight twenty-seven hundredths (8/2700ths) of a Preferred Share. Thereafter, until the Distribution Date, the Company will issue eight twenty-seven hundredths (8/2700ths) of a Right with each Common Share that will become outstanding.
     Flip-In
     In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding Common Shares other than any person or group of affiliated or associated persons who were beneficial owners, individually or collectively, of 15% or more of the Company’s Common Shares outstanding on May 4, 1999 (an “Acquiring Person”), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. In lieu of a cash payment, the registered holder of a Right Certificate may exercise the Rights (except as otherwise provided herein) in whole or in part upon surrender of the Right Certificate with an election to exercise such Rights without payment of cash. A holder who elects to make a cashless exercise will receive the number of Common Shares having a value equal to the Purchase Price.

     Flip-Over
     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the issuer which at the time of such transaction will have a market value of two times the exercise price of the Right. In lieu of a cash payment, the registered holder of a Right Certificate may exercise the Rights (except as otherwise provided herein) in whole or in part upon surrender of the Right Certificate with an election to exercise such Rights without payment of cash. A holder who elects to make a cashless exercise will receive the number of shares of common stock of the issuer having a value equal to the Purchase Price.
     Distribution Date
     The Distribution Date is the earlier of:
     (i) The close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or
     (ii) The close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company, if the Distribution Date shall have previously occurred) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.
     Transfer and Detachment
     Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.
     Exercisability
     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     Adjustments
     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of fractions of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Share will be issued (other than fractions which are integral multiples of one-one-hundredth of a Preferred Shares, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Share on the last trading day prior to the date of exercise.
     Preferred Shares
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to, if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Share will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.
     The value of the fractional interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Share dividend, liquidation and voting rights, approximate the value of one Common Share.
     Exchange
     At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share per one Right to one-one-hundredth of a Preferred Share (subject to adjustment).

     Redemption
     At any time prior to the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
Amendments
     The Rights Agreement may be amended by the Company without the approval of any holders of Right Certificates, including amendments which add other events requiring adjustment to the Purchase Price payable and the number of Preferred Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which decreases the stated Redemption Price or the period of time remaining until the Final Expiration Date or which modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.
     Rights and Holders
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     Further Information
     A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.
     Amendment No. 1 to the Rights Agreement
     In connection with the Mergers and pursuant to the Merger Agreement, the Company agreed to enter into Amendment No. 1. Pursuant to Amendment No. 1, the definition of an Acquiring Person was amended to provide that Vulcan, Holdco, Virginia Merger Sub, Fresno Merger Sub and its subsidiaries (the “Parent Group”) would not become an Acquiring Person as a result of (A) the execution of the Merger Agreement, the Support Agreement or any agreements, arrangements or understandings entered into by the Parent Group contemplated by the Merger Agreement if such agreements, arrangements or understandings are in accordance with the terms and conditions of the Merger Agreement; (B) the announcement of the Merger Agreement, the Support Agreement or the Mergers; (C) the consummation of the Mergers; or (D) the consummation of the other transactions contemplated by the Merger Agreement upon the terms and conditions of the Merger Agreement (each event described in subclauses (A), (B), (C) and (D) is referred to as an “Exempted Transaction”). In addition, the definitions of Distribution Date, Share Acquisition Date and Triggering Event (as defined in the

Rights Agreement) have been deemed to not occur by virtue of or as a result of any Exempted Transaction.
     Amendment No. 1 amends the Rights Agreement to provide that the Rights shall expire on the earliest of (i) the Close of Business on the Final Expiration Date, (ii) the time at which the Rights are redeemed as provided in the Rights Agreement, (iii) the time at which all exercisable Rights are exchanged as provided in the Rights Agreement and (iv) immediately prior to the Effective Time (as defined in the Merger Agreement), but only if such Effective Time shall occur. Amendment No. 1 also amends the Rights Agreement to provide that the Rights shall be terminated on the earlier of (i) the Final Expiration Date and (ii) immediately prior to the Effective Time, but only if such Effective Time shall occur.
     In addition, pursuant to Amendment No. 1, the Company appointed American Stock Transfer & Trust Company as successor Rights Agent under the Rights Agreement.
Item 2. Exhibits

Exhibit No.	Description
4.1	Rights Agreement, dated as of May 5, 1999 between the Company and First Union National Bank which includes the form of Articles of Amendment setting forth the terms of the Series A Preferred Stock as Exhibit A, Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to the Form 8-A filed by the Company on May 6, 1999).

4.2	Amendment No. 1 to Rights Agreement, dated as of February 19, 2007, by and between the Company, and American Stock Transfer & Trust Company, successor in interest to First Union National Bank. (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Company on February 21, 2007).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 20, 2007

FLORIDA ROCK INDUSTRIES, INC.

By:	/s/ John D. Milton, Jr.

John D. Milton, Jr. Executive Vice President and Chief Financial Officer